EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands, except ratio amounts)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2006	2005	2006	2005
Income from continuing operations before tax	$26,515	$134,794	$254,234	$346,538
Share of undistributed losses from 50%-or-less-owned affiliates, excluding affiliates with guaranteed debt	4,344	1,089	5,696	4,762
Amortization of capitalized interest	310	301	1,228	1,204
Interest expense	11,900	12,209	49,387	51,585
Interest portion of rental expense	2,738	2,015	5,289	3,640

Earnings	$45,807	$150,408	$315,834	$407,729

Interest	$12,970	$12,366	$52,668	$52,205
Interest portion of rental expense	2,738	2,015	5,289	3,640
Interest expense relating to guaranteed debt of 50%-or-less-owned affiliates	—	—	—	—

Fixed Charges	$15,708	$14,381	$57,957	$55,845

Ratio of Earnings to Fixed Charges	2.92	10.46	5.45	7.30